09004113

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of March 2009

000-29880

(Commission File Number)

Virginia Mines Inc.

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: 3/6/2009

By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits 1

Technical Report and Recommendations Spring 2008 Drilling Program and Summer 2008 Geological Exploration Program Wabamisk Property, Québec February 2009

Prepared by; Alain Cayer, M.Sc., P. Geo. And Robert Oswald, B.Sc., P. Geo.

8 paper copies.

000-29880
Commission File Number

ITEM 1 TITLE PAGE

Form 43-101
Technical Report

Technical Report and Recommendations
Spring 2008 Drilling Program and
Summer 2008 Geological Exploration Program
Wabamisk Property, Québec

VIRGINIA MINES INC.

February 2009

Prepared by:

Alain Cayer, M.Sc., P. Geo.

And

Robert Oswald, B.Sc., P. Geo.

Services Techniques Geonordic Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES, FIGURES, APPENDICES, MAPS AND CROSS SECTIONS

TABLES

FIGURES

APPENDICES

MAPS (POCKET)

CROSS SECTIONS (POCKET) (1:500)

ITEM 3 SUMMARY

The Wabamisk project is located on the James Bay territory, in the Eastmain River area south of Opinaca reservoir (Figure 1), approximately 290 kilometres north of the town of Matagami in Quebec. The property is accessible by the James Bay paved highway then, at kilometre marker 395, a gravel road provides access to the northern part of the Wabamisk property. The southern part of the property is accessible by helicopter or floatplane. This property consists of 750 map-designated claims, totalling 39,452.31 hectares (394.52 km^2). These claims are 100% held by Virginia Mines Inc. ("Virginia").

The Wabamisk property is located in the central part of the Superior Province, in the La Grande Subprovince, more precisely in the Lower Eastmain Archean greenstone belt. The Eastmain greenstone belt is essentially composed of komatiitic to rhyolitic volcanic rocks and two sedimentary phases. In 2005, Virginia has begin a reconnaissance exploration program on the property. The geological work executed since then have led to the discovery of many gold and/or base metals showings in various lithological units. In summer 2007, the significant discovery of the Isabelle showing, 6.48 g/t Au / 3.0 m and 4.20 g/t Au / 13.61 m in channel samples, generated a new target area for gold exploration. In the fall of 2007, induced polarization (IP) surveys were conducted in the vicinity of the showing.

In the spring of 2008, two (2) drill holes totalling 240 meters tested the Isabelle showing and his possible southwest extensions. Drill hole WB-08-001 had intersected the Isabelle showing at 35 meters depth and it returned **1.33 g/t Au / 19.0 m,** including **4.92 g/t Au / 3.0m.** It showed the same lithological unit (altered wacke) and mineralization as observed at the surface. The second drill hole (WB-08-002) was done 180 m southwest of the first one. The target was an IP anomaly possibly corresponding to the extension of the showing. The IP anomaly is explained but the drill hole had not intersected the expected wacke unit hosting the Isabelle showing. The lithological characteristics of the drill hole suggest that it has overshot the contact between sedimentary rocks and basalts. In conclusion for the 2008 drilling campaign, only one of the two drill holes has investigated the Isabelle showing and it intersects the gold mineralization. The extensions of the showing are open in both direction and at depth. Drill holes targeting the lithological contact between wacke and basalt have to be planned for a future drilling campaign.

Fieldwork was conducted on the Wabamisk property in the summer of 2008, to investigate IP anomalies defined in the 2007 survey and to perform reconnaissance work in off-grid areas with anomalous outcrops and till values. As a result, two (2) anomalous areas were defined on the Isabelle grid, and one off-grid. Target areas on the Isabelle grid are characterized by the presence of anomalous outcrops coinciding with proximal IP anomalies. Outcrops graded up to 4.2 g/t Ag (#245027) and 0.81% Cu (#245404). One sample with 179 ppb Au (#245040) is located in a wacke, 250 meters west of the Isabelle showing. It has many similar characteristics to the showing and may represent a new target for gold mineralisation. In off-grid areas, the center of the property, near OA-11 dyke, is characterized by outcrops grading up to 2.95 g/t Au (#245131) and 0.79 g/t Au / 1.0 m, in sedimentary rocks. The south portion of the property is characterized by anomalous HMC gold values in till.

Mechanical trenching or diamond drilling will be needed to pursue investigations on the property. The main target areas are the extensions of the Isabelle showing and IP anomalies either associated with gold grades or that could not be explained due to lack of outcrops. New targets defined as a result of geological reconnaissance and till sampling will also require further follow-up in the field.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

A diamond drilling campaign and a geological reconnaissance program took place during 2008 on the Wabamisk property. This property is located in the west part of the Eastmain River greenstone belt in the James Bay region of Quebec.

The main objectives of the drilling campaign, which consisted of two (2) drill holes totalling 240 m, were to perform a first-pass investigation of the Isabelle showing, discovered in the summer of 2007. An induced polarization (IP) survey was performed in the fall of 2007 to guide the drilling campaign, and a few anomalies were detected near the mineral occurrences and their probable extensions.

The geological reconnaissance program took place in the early summer of 2008. The objective here was to ground-truth all IP anomalies detected on Isabelle grid. Fieldwork was also conducted to extend the geological reconnaissance coverage beyond known mineral occurrences and to investigate areas that had not yet been examined or where lithogeochemistry or till geochemistry anomalies were detected. A till sampling survey was also conducted concurrently.

This report provides technical geological data relevant to Virginia Mines Inc.'s Anatacau property in Quebec and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI 43-101.

The purpose of the report is to present the status of current geological information generated from Virginia's exploration program on the Anatacau property and to provide recommendations for future work.

ITEM 5 DISCLAIMER

This section is not applicable to this report.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Wabamisk project is located in the James Bay area 30 km southwest of Opinaca reservoir (Figure 1). The property is 290 kilometres north of the town of Matagami in Quebec, Canada.

Latitude:	52°00’ to 52°20’ North
Longitude:	76°30’ to 77°00’ West
NTS:	33C/02 (Anatacau Lake) and 33C/07 (Kauputauchechun Lake)
UTM zone:	18 (NAD27), 363700 E to 394090 E ; 5764100 N to 5801600 N

This property consists of 750 map-designated claims, totalling 39,452.31 hectares (394.52 km^2). These claims are 100% held by Virginia Mines Inc.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located 60 km northwest of the Cree community of Nemaska (Figure 1). It lies about 30 km east of the James Bay Highway. A medium-voltage power line runs along the eastern edge of the property.

The property is accessible by road on its norther part and by helicopter for the southern part. Camp access is made by the paved James Bay Highway to kilometre 396, then along 47 km of all-weather gravel roads. Since the fall of 2007, an ATV trail leads to the central part of the project (northeast part of Anatacau Lake). The trail was developed to provide access to trenching sites of the Anatacau project held by IAMGOLD-Québec Management Inc ("IAMGOLD") but under an agreement with Virginia Mines Inc.

Topographic relief on the property is low, with rolling hills less than 100 metres high. The drainage pattern is marked by the presence of numerous lakes on the property, including Anatacau Lake in the central part. Numerous bogs and fens occur in the south half of the property. Water drains toward the Eastmain River.

ITEM 8 HISTORY

The first geological reconnaissance work in the Eastmain River area was performed by the Geological Survey of Canada (Low, 1897). The first mineral exploration programs in this area took place in 1935 and 1936, by Dome Mines Ltd (McCrea, 1936), who conducted geological reconnaissance and prospecting work. A few trenches and drill holes were done at the time on two gold showings (Dome A and K) along the shores of the Eastmain River, about 70 km east of the Wabamisk and Anatacau property. Shaw (1942) was among the first to take an interest in the geology of the Eastmain River greenstone belt. Eade (1966) followed suit, with systematic regional mapping at a scale of 1:1,000,000. Later on, a geological survey was conducted by the *Ministère des Richesses naturelles du Québec* in the early 1960s (Eakins *et al.*, 1968), covering all of map sheet 33B/04, the west part of map sheet 33B/03, and the east part of map sheet 33C/01. Franconi (1978) mapped the Lower Eastmain volcano-sedimentary belt at a scale of 1:100,000. This work covers the Wabamisk and Anatacau property.

In the 1970s and up to 1981, the *Société de développement de la Baie-James* (SDBJ) had the exclusive mandate to develop the mineral potential of the James Bay region (Vallières, 1988). The Government gave the SDBJ the exclusive right to hold mining titles in this territory, in order to ensure better coordination of exploration work prior to the flooding of hydroelectric reservoirs. A regional lake-bottom sediment survey was conducted by the SDBJ in the mid-1970s. In the mid-1980s, the Government of Québec suspended the SDBJ's monopolistic advantage and the land once again became accessible to prospectors and private companies.

After land access was opened up in the James Bay territory, very little exploration work was conducted on the area of properties. The region was however thoroughly covered by various regional mapping surveys conducted by the *Ministère des Ressources naturelles du Québec* (MRNQ). The most recent mapping survey was conducted in 1999 by Moukhsil (2000).

Virginia Gold Mines Inc. conducted reconnaissance work in 1996 on the Anatacau property. The company discovered a gold showing grading 1.56 g/t Au, located 2 km east of Anatacau Lake. The surface sample was taken from a quartz vein with 10% pyrite-arsenopyrite, hosted in a shear zone.

In 2005, IAMGOLD-Québec Management Inc. conducted a prospecting work and mandated consulting firms to perform several kind of work on the Anatacau project (Caron, 2006). MIR Télédétection conducted a study of topographic data and Landsat remote sensing data in order to identify lineaments and trace alteration signals. A helicopter-borne magnetic and electromagnetic (AeroTEM II) survey was conducted by Aeroquest Ltd. A lake-bottom sediment sampling program was conducted and also a till sampling survey on the property. During the summer of 2006, IAMGOLD conducted further exploration work on the Anatacau project. A prospecting and geological sampling program, Beep-Mat traverses and till sampling were carried out (Caron, 2007). Their work yielded grades of 0.19 to 3.01 g/t Au in silicified and deformed basalt or gabbro. Also ankeritised basalt associated with geophysical anomaly graded 6.13% Zn.

Also in 2006, exploration work began by Arianne Resources Inc., in an area east of the property. Their work yielded grades of 1.0 to 20.0 g/t Au over thicknesses ranging from 0.5 to 3.0 m in drill hole, near the Contact showing. A summary of significant mineral occurrences discovered in the general area of the Wabamisk property is provided in Table 1.

On the Wabamisk property, Virginia Mines Inc. conducted a first geological reconnaissance program in summer 2005 (Frapier-Rivard, D. Ouellette, J-F., 2005). This first phase consisted of geological mapping and rock sampling. A total of 631 outcrops were described and 685 samples were collected and analyzed for gold and base metals. Several grab samples yielded more than 1.00 g/t Au up to 4.05 g/t Au. During 2006, Virginia Mines Inc. conducted further exploration on the Wabamisk project (Cayer, A, Ouellette, J.F.; 2007). An airborne magnetic (997 km) and radiometric (K, U, Th, 550 km) surveys were conducted. In the summer, a new geological reconnaissance program (897 samples), geochemical survey (1480 samples) and ground follow-up work were done on most promising sectors. Results were very encouraging with 19 samples returning more than 1.0 g/t Au (up to 6.27 g/t Au), 10 samples more than 8.0 g/t Ag (up to 52.6 g/t Ag) and 33 samples assayed more than 0.1% Cu (up to 1.36% Cu / 1.0m). All these showings are coming from the the north area of the Wabamisk property.

In 2007, IAMGOLD-Québec Management Inc. and Virginia Mines Inc. signed an agreement enabling the latter to pursue exploration work on the Anatacau property. In the summer of 2008, Virginia completed an initial geological reconnaissance program and ground follow-up work on various geological, geochemical, and geophysical anomalies defined in previous work on the Wabamisk and the Anatacau property. During this first effort, the Franto showing (Anatacau property) was discovered (grab sample #178559: 8.23 g/t Au), while at about the same time, another field crew from Virginia uncovered the Isabelle showing on the Wabamisk property (grab sample #177525: 2.61 g/t Au). The latter is located 100 metres from the western limit of the Anatacau property in the Wabamisk property. Subsequently, a second field program targeted the two showings, to perform mechanical trenching and channel sampling. Results were very encouraging. The Franto showing yielded grades of 4.82 g/t Au / 4.0 m (TR-AN-07-001) and the Isabelle showing graded 6.48 g/t Au / 3.0 m and 4.20 g/t Au / 13.61 m (TR-WB-07-001 and 002). In the late fall of 2007, ground-based induced polarization and magnetic surveys were conducted on the Franto (IP = 54 km; Mag = 64 km) and Isabelle (IP = 46 km; Mag = 54 km) grids (Tshimbalanga, 2008a, 2008b). Nearly 12 km of the geophysical survey on the Isabelle grid fall within the Anatacau property limits.

Table 1: Summary of mineral showings discovered in the Wabamisk property area.

Showing	NTS	Company and date	Mineralization	Best results
***Anatacau** (Au)	33C/02	Virginia Gold Mines Inc. (1996)	Quartz veins + 10% AS-PY in a deformed felsic tuff	Grab sample: **1.56 g/t Au**
Franto (Au)	33C/02	Virginia Mines Inc. (2007)	Deformed basalt + Quartz veins +QFP & mafic dykes+20% PY>PO, AS<50%, visible gold, CC+, TL, CL+.	Grab sample : **8.23 g/t Au** Trench : **4.82 g/t Au / 4.0 m and 0.93 g/t Au / 2.0 m.** Drill holes : **no significant gold values.**
Contact Zone (Au±Zn± As±Cu)	33C/01	Carat Exploration Inc. Virginia Gold Mines Inc. (1996) Arianne Resources Inc. (2006)	Quartz-tourmaline veins + PY and visible gold	Grab sample: **43.75 g/t Au; 296 ppm Cu, 526 ppm Zn;** Drill hole: **4.7 g/t Au / 3.1 m** Trench: **1.1 g/t Au / 8.0 m**
Chino Zone (Au±Ag)	33C/01	Carat Exploration Inc. Virginia Gold Mines Inc. (1996)	Strong silicification + Quartz-tourmaline veins + 10% AS, 1-5% PY-PO	Trench: **4.9 g/t Au / 3.0 m** **5.81 g/t Au / 9.0 m** **7.94 g/t Au / 4.0 m**
Lac Renard (Au±As)	33C/01	Virginia Gold Mines Inc. (1997)	Deformed basalt + quartz veins + 2-4% AS ± CP ± PY	Grab sample: **3.81 g/t Au and >10 % As** **6.38 g/t Ag and 2.67 g/t Au**
Cyr Zone (Au±Zn± Pb±Ag)	33C/02	James Bay Mining Corp. (1964-1965) Carat Exploration Inc. (1996)	Quartz veins + PY-SP-GL in deformed tonalite	Grab sample: **3.81 g/t Au, 3.7 g/t Ag, 4600 ppm Zn, 1900 ppm Pb** Drill hole: **13.5 g/t Au, 1.94% Cu / 0.7 m**
Bear Island (Wabamisk) (Cu-Au)	33C/02	James Bay Mining Corp. 1964 Eastmain Resources Inc. (1996)	Massive to semi-massive sulphides (PY, PO, CP, BN) in an altered tuff	Grab sample: **7.5 g/t Au, 1.6% Cu** Drill hole: **5.21% Cu / 1.1 m**
QET Zone (Au-Cu-Ag)	33C/01	Eastmain Resources Inc. (1997)	Breccia zone mineralized up to 50% PY-PO-MG at a contact with a granite	**1.05 g/t Au** and **0.21% Cu / 2.0 m**
			Mineralized contact (PY-PO-CP) between a basalt and a felsic intrusive	**8.02 g/t Au / 2.0 m; 1.8 g/t Ag / 1.0 m 9600 ppm Cu**

ITEM 9 GEOLOGICAL SETTING

9.1. Regional Geology

The Wabamisk project is located in the James Bay region, which lies in the central Superior Province comprising four (4) geological subprovinces. These are, from north to south, the La Grande, Opinaca, Nemiscau, and Opatica subprovinces. These subprovinces are essentially composed of volcanic, plutonic, and sedimentary rocks that were subsequently intruded by post- or late-tectonic granitic intrusions. The Wabamisk property is underlain by rocks of the Archean La Grande Subprovince (Figure 1).

The La Grande Subprovince is primarily composed of volcanic and plutonic rocks (Card and Ciesieski, 1986). It wraps around the Opinaca Subprovince to the west, forming a large crescent, and is generally separated from the latter by intrusive contacts. However, contacts with the Nemiscau and Opinaca subprovinces are transitional, grading from dominantly volcano-sedimentary rocks to paragneisses. No ductile faults are reported along the contact zone. The La Grande Subprovince comprises about 85% syn- to late-tectonic plutonic rocks and two (2) greenstone belts, namely: (1) the La Grande greenstone belt (LGGSB), and (2) the Middle and Lower Eastmain greenstone belt (MLEGSB). The Anatacau property covers the west part of the Lower Eastmain greenstone belt.

The MLEGSB extends along an east-west axis for about 300 km lateral distance by 10 to 70 km wide and is bounded to the south by a major unconformity. It is composed of volcanic and sedimentary rocks that formed in an oceanic setting with mid-oceanic ridges, oceanic plateaus and volcanic arcs. These rocks were intruded by calc-alkaline rocks ranging in composition from gabbros to monzogranites.

The MLEGSB is characterized by volcanic rocks of the Eastmain Group, which is subdivided into 4 volcanic cycles and 5 formations (Boily and Moukhsil, 2003). The Kauputauch Formation forms the first volcanic cycle (2752-2739 Ma) and is composed of massive to pillowed flows of tholeiitic metabasalts and andesitic basalts, and felsic flows overlain by a sequence of felsic to mafic tuffs.

The second volcanic cycle (2739-2720 Ma) comprises the Natel Formation. It is composed of komatiites, komatiitic basalts, and massive to pillowed tholeiitic basalts and andesites.

The Anatacau-Pivert Formation, occurring in the study area, forms the third volcanic cycle (2720-2705 Ma) and is composed of metabasalts, amphibolitized andesites, rhyolites and tuffs. The entire assemblage is overlain by sedimentary rocks (siltslates, mudslates, and conglomerates). Volcanic activity in this cycle is accompanied by moderate, mainly syntectonic plutonism.

The Komo and Kasak formations, which represent the fourth and last volcanic cycle (<2705 Ma), mainly consist of massive or pillowed basalts, komatiitic basalts and minor andesites. These rocks are amphibolitized and have a tholeiitic affinity. Minor units of felsic ash tuff are interdigitated in this formation. Calc-alkaline felsic lapilli tuffs also alternate with minor amounts of mafic tuff (Mouksil and Doucet, 1999).

Two periods of sedimentation overlie these volcanic cycles, accompanied by various episodes of plutonic magmatism. At the base, the Wabamisk Formation (>2705 Ma) is composed of volcaniclastic layers, with andesitic lapilli tuffs and beds of crystal tuff, polygenic blocky tuff, mafic to felsic blocky tuff, ash tuff and crystal tuff. The formation is capped by a unit of polygenic conglomerate dominated by tonalitic pebbles and another unit of polygenic to monogenic conglomerate with diorite and granodiorite pebbles, interbedded with sandstone beds, tuff layers and iron formations.

Next comes the dominantly metasedimentary Auclair Formation (<2648 ±50 Ma), comprising wackes, polygenic conglomerates, and oxide-, silicate-, and sulphide-facies iron formations. It is interpreted as the weakly metamorphosed equivalent of metatexites of the Laguiche Basin in the Opinaca Subprovince.

Tonalitic to granodioritic plutons are grouped into three categories, *i.e.* synvolcanic, syntectonic, or post- to late-tectonic plutonism. Gabbro dykes crosscut all of the above.

Previous work conducted in the LMEGSB has outlined three (3) phases of deformation. The first (D1) is characterized by an E-W-trending schistosity, ranging in age from 2710 to 2697 Ma. The second phase of deformation (D2) is marked by a NE-SW-trending schistosity, broadly N-S in many locations, the age of which is estimated between 2668 and 2706 Ma. The third phase of deformation (D3) affects syn- to post-tectonic intrusions is less penetrative and thus not as obvious on a regional scale; it is mostly visible in metasedimentary rocks, in the form of a WNW-ESE to NW-SE-trending schistosity. This last deformation event is dated at <2688 Ma, which corresponds to the age of metamorphism. Given the age of the Nemiscau Subprovince (<2697 Ma), it is unlikely to bear traces of the first phase of deformation (D1) recognized in the MLEGSB.

The regional metamorphic grade observed in volcanic and sedimentary rocks of the Wabamisk property is generally the upper amphibolite facies and locally the greenschist facies.

9.2. Local Geology

Mapping conducted from 2006 to 2008 (Map 1) greatly improved our understanding of the various mineral occurrences observed on the Wabamisk project. New outcrops led us to pinpoint the location of certain contacts, while generally preserving the geological framework proposed by recent MRNQ mapping.

From the south part of the project northward, the core of the Aupiskach tonalitic intrusive was not mapped; only its granodioritic rim was investigated along the contact with the Anatacau-Pivert Formation. In the northeast part, a few outcrops of mafic lavas are still observed less than 100 metres from the internal edge of the intrusive.

In mafic units of the Anatacau-Pivert Formation, mapping and trenching enabled us to trace the following units: abundant mafic lavas and gabbro, with various amounts of felsic lavas, followed by iron formations and wackes. Detailed mapping of trenches revealed the presence of other units such as lapilli tuffs, arenites, mudrocks, exhalites, ultramafic intrusives, and numerous QFP dykes. These are all minor units compared to the mafic lavas.

The felsic lava unit overlying mafic lavas of the Anatacau Formation also contains a few sedimentary units of wacke and iron formation.

The sedimentary Auclair Formation consists of paragneisses and weakly metamorphosed sedimentary rocks (arenite, wacke, iron formation). Rare outcrops of mafic and felsic lavas were mapped, as well as gabbro and diabase dykes. The Kapiwak pluton was observed in rocks of the Auclair Formation in the western part of the property. Our mapping generally stops when arriving to the pluton.

The Wabamisk Formation is at the north contact with the Auclair Formation. This formation is characterised by mafic lavas, intermediate to felsic tuff and sedimentary package from conglomerate to arkose. New outcrops from our mapping of previous campaign have modified some lithological contact from the MRN mapping and sedimentary unit are probably more important than previously reported. The metamorphic grade of the formation is generally mid to upper-amphibolite but locally upper greenschist facies.

The Kawachusi pluton is present at the north contact of the Wabamisk formation and it marks the north limit of the property.

ITEM 10 DEPOSIT TYPES

The objective was to find a magmatic porphyry or a metamorphic fluid/replacement-type Au (Cu-Ag) mineralization, where mineralized zones may be spatially and genetically related to an intrusive body or structural features, in other words a geological context similar to the one found at the Eleonore gold deposit 70 km to the NE.

ITEM 11 MINERALIZATION

Several different types of mineral occurrences are reported in the MLEGSB (Moukhsil *et al.*, 2002; Gauthier and Laroque, 1998). They may be classified according to their genetic model and age of emplacement as follows: 1) synvolcanic mineralization (2710-2752 Ma), 2) syntectonic mineralization (2697-2710 Ma), and 3) post-tectonic mineralization (~2687 Ma).

Synvolcanic occurrences represent nearly 50% of known showings in the MLEGSB; these include sulphide-facies iron formations (Fe, Cu, Au, Ag), volcanogenic occurrences (Cu, Zn, Ag, Au), and magmatic occurrences, namely porphyry/mantos-type (Cu, Au, Ag, Mo) and epithermal (Au, Ag, Cu, Zn, Pb).

Syntectonic occurrences represent slightly more than 40% of known showings and include orogenic deposits related to phases of deformation D1 and D2 (Au, As, Sb). This category also includes gold deposits associated with oxide- or silicate-facies iron formations (Au, As). Finally, post-tectonic occurrences are scarce and correspond to lithium- or molybdenum-enriched pegmatites.

Mineralization is widespread on the Wabamisk property. Pyrite and pyrrhotite are the most common sulphide phases, followed by arsenopyrite, locally occurring in significant concentrations. Chalcopyrite and bornite were observed in a few locations. Sulphides occur in all mapped units, whether sedimentary, volcanic, or intrusive in origin. Sulphides generally occur as disseminations and occasionally as thin mm-scale to cm-scale veins and veinlets.

In iron formations, pyrrhotite is the dominant sulphide phase (<25%) followed by pyrite. Mafic lavas contain more pyrite than pyrrhotite. Very high arsenopyrite contents are occasionally observed in mafic lavas, associated with QFP dykes. Most gold anomalies are associated with mafic lavas cut by quartz veinlets.

ITEM 12 EXPLORATION

A diamond drilling campaign and a geological reconnaissance program were conducted in 2008. The drilling campaign, totalling 240 meters, took place from April 25 to May 8, 2008, and was performed to test known surface showing at depth and to test certain IP anomalies.

The geological reconnaissance program took place over a period of 12 days, between June 13 and July 15, 2008. The objectives were to ground-truth and explain the various IP anomalies on the Isabelle grids, and to extend the geological reconnaissance coverage where gold anomalies in till were observed or in unexplored areas. The field program was conducted in parallel with work on the adjacent Anatacau property held by IAMGOLD-Québec Management Inc. under an agreement with Virginia Mines Inc. The field crew was composed of: Alain Cayer (geologist, project leader), Stephanie Ladouceur (geologist-in-training), Mia Pelletier (geology student), Simon Bourassa (geology student), Alberto Henley (technician), Michel Gauthier (technician), and Hugovic Brault (technician). The Quaternary sampling crew was composed of Guillaume Allard (geologist-in-training), Marc-Antoine Bastien (technician), and Tommie Valin (technician). Field crews were mobilized in the field by helicopter from Virginia's Wabamisk-Anatacau base camp, located northeast of the Eastmain dyke.

A total of 286 rock samples were collected during the field program. All samples were analyzed for gold by Laboratoire Expert in Rouyn-Noranda, Quebec, and for 30 chemical elements (Scan 30) by Activation Laboratories in Ancaster, Ontario. Of these, 257 were collected on outcrops, 26 from erratic boulders, and 3 are channel samples. A list of samples is provided in Appendix 3, along with their location and main geological features. In addition, 136 till samples were collected to analyze heavy mineral concentrates (HMC) for gold and to perform gold grain counts.

Twenty (20) samples yielded anomalous values in gold, silver, copper or zinc (Table 2). Of these, 8 samples graded between 110 and 2950 ppb Au. A few anomalous samples are scattered across the property, but most of these are concentrated in two areas (Map 1). The southwest part of the Isabelle grid (Map 2) and the center of the property are the two areas outlined in 2008.

The first area is located southwest of the Isabelle showing. From the eight (8) anomalous outcrops of the area, seven (7) are located in the basalt of the Anatacau-Pivert Formation north of the Isabelle showing. Those outcrops have returned anomalous silver and copper values up to 4.2 g/t Ag (#245027) and 0.81% Cu (#245404). One sample grading 179 ppb Au (#245040) is located in a wacke altered in garnets and biotite with 5% pyrrhotite. This wacke have many similar characteristics to the one present on the Isabelle showing, 250 m east. Those outcrops were discovered during follow-up work on IP anomalies. The second area of interest is located in the center of the property approximatly 6.0 km southwest of the OA-11 dyke. This area contrasts with the first one by the lack of geophysical coverage and the dominantly sedimentary setting (wackes). Three (3) channel samples totalling 2.5 m were collected in this area to follow up on a gold occurrence grading 2.95 g/t Au (sample #245131). Channel samples yielded assay results up to 0.79 g/t Au over 1.0 meter (#245093). The lithology observed at the showing is a wacke altered in silica and garnets, with tourmaline. It is less than 5 meters from a contact with a basalt. Pyrite (>15%) is the dominant sulphide phase followed by arsenopyrite, pyrrhotite and trace of chalcopyrite.

Table 2: Best grades obtained from the mineralized outcrops and blocs (NAD27 z18).

	UtmE	UtmN	Type	Lithology	Grade
237724	386665	5787880	Grab	I1D (?M4-S3?) Si+ 3PO	2,8 gt Ag
244882	386856	5782229	Grab	S9 GR++Si++CC+ POPY(AS), M16	158 ppb Au
244893	377849	5771351	Grab	V3 Si+ 5PYv.QZPY	1,3 gt Ag
245027	378705	5771771	Grab	V3 EP 5PY(AS), v.FPEP	4,2 gt Ag
245036	378725	5771950	Grab	V3 Si+ 3PY2CPAS, v.FPQZ	0,28% Cu
245040	379142	5772600	Grab	S3 (M4) GR++BO++ 5PO	179 ppb Au
245058	378778	5771974	Grab	V3? (Si) CP++AS++PO	1,5 gt Ag, 0,17% Cu
245091	386957	5782316	Grab	S3 (S9) PY++PO+(CP)	256 ppb Au, 0,18% As
245093	386960	5782314	Channel	S3 Si(GR) PY+++AS	**0,79 gt Au** / 1,0m
245100	385562	5788774	Grab	I2J (EP) PY+PO+CP+AS, v.FP	1,2 gt Ag
245131	386962	5782319	Grab	S3 Si(GR) PY-PO+++AS+(CP)	**2,95 gt Au**, 0,48% As
245133	377874	5771360	Grab	V1/V2 Si+(BO) PO+++CPPY	0,32% Cu
245188	386839	5782340	Grab	S3 (M4) TL+++Si++ 30AS	0,14% W, 1,0% As
245243	378731	5772553	Grab	V3 Si (PY) 10v.QZ	143 ppb Au
245404	378644	5771836	Grab	V3-T2 5CPPO(AS) v.PY	1,4 gt Ag, **0,81% Cu**
245405	378644	5771838	Grab	V3-T2 Si++ 2PO4PYAS	0,32% Cu
245481	387090	5782682	Grab	S3/V3 TL++Si++ 5AS2PY	110 ppb Au
245482	387091	5782687	Grab	V3/S3 SiTL 7ASPO, v.QZTL	215 ppb Au, 1,0% As
237717	383774	5789893	Bloc	M4 (?I1D?) Si++BO++SR+GR+	1,9 gt Ag, **0,26% Mo**
245002	378868	5771602	Bloc	I3A (M1) GR++Si 3PY5POAS(CP)	0,14% Zn

Till sampling was conducted in parallel with the geological reconnaissance program. The till survey was planned and supervised by Rémi Charbonneau of Les Consultants Inlandsis. The field crew collected 136 till samples (Appendix 4) that were sent to Overburden Drilling Management Ltd to perform gold grain counts and to analyze HMC for gold. The results of the till survey were interpreted by R. Charbonneau (report pending) but certain areas have already been outlined as anomalous in gold. The area west and southwest of the Isabelle grid showed eight (8) HMC in till that grade from 1.03 to 7,83 gt Au.

ITEM 13 DRILLING

A diamond drilling campaign was conducted from April 25 to May 8, 2008 on the Wabamisk and Anatacau properties. Six holes were drilled by Orbit Garant S.E.N.C., two of which were collared on the Wabamisk property for a total of 240 meters (Table 3). The drill core was logged by Robert Oswald (geologist, project leader), and core sampling was done by Alberto Henley (technician). Virginia's Wabamisk-Anatacau temporary camp, located on the northeast side of Hydro-Québec's dyke OA-11 on Opinaca reservoir, was used as a base camp. Mob/Demob took place by helicopter. The drill core is stored at the core shack of the Wabamisk-Anatacau camp in the James Bay region.

Table 3: Technical characteristics of the 4 holes drilled in the spring of 2008

Hole	Grid	Line	Station	Lenght (m)	Azimuth	Dip	Sample	Blank	Standard
WB-08-001	Isabelle	19+74N	2+68E	90	289	-50	92	2	2
WB-08-002	Isabelle	18+00N	2+25N	150	307	-46	144	3	3
				240			**236**	**5**	**5**

Based on the recommendations of the 2007 report on field work for the Wabamisk project Oswald (2008) proposed a diamond drilling program to test the best IP targets including the Isabelle showing. Three holes were drilled on the Isabelle grid including one that being part of the Anatacau property. On the Wabamisk property one drill hole have investigate Isabelle showing and have returned **1.33g/t Au / 19m, including 4.92g/t Au / 3m** , and the other have investigate an IP anomaly that could possibly correspond to the southwestern extension of the showing. No significant gold or base metal values have been returned from the second drill hole. Table 4 provides a summary of geological units encountered in 2008 drill holes.

13.1. Cross Section 18+00N (Drill hole WB-08-002)

Drill hole WB-08-002 was drilled to test two IP anomalies, as well as possible an extension toward southwest of a gold mineralization associated with Isabelle showing.

Units encountered in drill hole (from southeast to northwest) mainly consist of amphibolitized mafic lavas with some thin beds of siltstone. Numerous QFP (<9.25 m) and felsic dykes (<2 m) were also described.

The first IP anomaly may be explained by the presence of two mineralized siltstone beds with pyrrhotite (<5%) and two others mineralized zones with pyrrhotite (<5%) and pyrite in mafic lavas. The second IP anomaly may be explained with 1% pyrite and pyrrhotite filling fractures and dissiminated in mafic lavas.

Deformation is variable with an increase in depth toward northwest. We observed more shear zones in depth and a fault zone was noted between 134.4 and 138.65 m. Several alterations were described: CL+, CC+, BO+, EP and SM (sillimanite). No anomalous gold values were obtained in this hole.

Table 4: Summary of lithological units from 2008 drill holes.

Hole	Depth (m)	Hole	Gold values	From	To	Geophysic Anomaly
WB-08-001 (L) Isabelle showing	**0-3.00**	Casing				
	2.30 - 10.50	**S2 loc10GR**				**IP Anomaly**
	10.50 - 23.90	**S2 CS Si++ v.QZ 2POPY**	**1.33 gt Au / 19.0m**	**16.0**	**35.0**	
	11.30 - 11.95	v.QZ CS POPY 10BOMVCL				
	11.95 – 13.00	S2 CS Si++ loc 5PO				
	18.10 - 19.40	v.QZ CS POPY				
	20.30 - 23.90	S2 CS 2POPY				
	23.90 - 27.30	**I1 QFP**				
	27.30 - 31.20	**S2**				
	29.40 - 31.20	**4POPY(CP)**				
	31.20 - 39.95	**I1 QFP CS**	**inc. 4.92 gt Au / 3.0m**	**32.0**	**35.0**	
	31.20 - 34.20	**5-10% v.QZ 3PO**				
	39.95 – 90.00	**V3B- I1QFP**				
	52.30 – 54.00	3PO				

Hole	Depth (m)	Hole	Gold values	From	To	Geophysic Anomaly
WB-08-002 (M)	**0-9.00**	Casing				
	8.30 - 17.55	**I1 QFP**				
	17.55 - 108.40	**M16 (V3B) CL, I1 QFP, S6**				
	29.45 - 31.22	S6A SM 5PO				**IP Anomaly**
	31.22 - 33.50	3PO				
	35.10 - 36.05	S6A 3PO				
	38.05 - 38.10	Si+ 5POPY				
	82.70 - 82.85	4PYPO				**IP Anomaly**
	87.20 - 87.35	4PO				
	108.40 - 122.38	**V3B BO POPY**				
	122.38 - 124.40	**I1 CS**				
	124.40 - 128.48	**V3B PO**				
	128.48 - 138.65	**V3B BOSi+ PO**				
	138.65 – 150.00	**M16 (V3B) CL**				

13.2. Cross Section 19+50N (Drill hole WB-08-001)

Drill hole WB-08-001 was drilled to test Isabelle showing at depth and the associated IP anomaly. On surface channel samples, Isabelle showing graded **6.48 g/t Au / 3.0 m** and **4.20 g/t Au / 13.61 m**.

Units encountered in drill hole (from SE to NW) begin with arenites followed by amphibolitized mafic lavas. These rock are injected with many QFP dykes (<8.75 m). Sediments (2.3-10.5 m) contain 10% garnet porphyroblasts (<½ cm) with a millimetre rim of feldspar and quartz.

The IP anomaly may be explained by shear zones and mineralized quartz veins with 1-5% pyrrhotite and pyrite. Highest gold grade (see WB-08-001 log) come from a sheared QFP dyke injected with 5-10% quartz veins and 3% pyrrhotite. This QFP dyke (31.2-39.95 m) is located between the contact of an arenite and mafic lavas. Gold mineralization begins with a deformed arenite injected with quartz veins and less 2% of pyrite and pyrrhotite, and fade in the QFP dyke.

Sediments and QFP dyke are highly deformed. Several alterations were described in sediments: Si+, MV, CL, EP, AM and locally potassic feldspar. This hole yielded a grade of **1.33 g/t Au / 19.0 m including 4.92 g/t Au / 3.0 m** in the QFP dyke.

ITEM 14 SAMPLING METHOD AND APPROACH

Every mineralized or sedimentary outcrop was systematically sampled (286 samples). For each outcrop, and some boulders, a flag with the outcrop number on it was tied to a tree in the vicinity and another orange flag, showing the sample number, was left at all the sampling sites. The spacing between samples varies according to the outcrop density. Collected samples were analyzed for gold via fire assay and were also analyzed for multi-elements by ICP (scan 30). Those returning grades above 500 ppb Au were analyzed by fire assay with gravimetric finish.

For the drilling campaign, all the recovered core (240 m) was systematically sampled (236 samples) and sent to the lab for gold analysis by fire assay and gravimetrically checked for those with values over 500 ppb Au. Generally, samples were taken every meter but those with more or less than one meter are due to a change in lithological units or sulphide concentration. A tag was placed at the beginning of each sample in the core box. It has the same number as the one in the sample bag. Three samples showed visible gold and were analysed for gold by ''metallic sieve''.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Grab, channel and split core samples were collected and processed by personnel of Services Techniques Geonordic.

Many of the grab and channel samples were re-examined at the camp, and sample shipping was completed under the direction of Alain Cayer, one of the authors of this report. Core splitting was completed under the direction of Robert Oswald, second author of the report. Samples of every type (grab, channel and split core) were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. The bags remained sealed until they were opened by Laboratoire Expert personnel in Rouyn-Noranda, Quebec.

All samples were initially stored in the camp. Samples were not secured in locked facilities; this precaution deemed unnecessary due to the remote camp location. Samples were then loaded directly on a truck for transport to Rouyn-Noranda. Samples were delivered by Services Techniques Geonordic personnel or by KEPA transport, a James Bay freighting company, to Laboratoire Expert's sample preparation facility in Rouyn-Noranda.
Upon receipt, samples were placed in numerical order and compared with the packing list to verify receipt of all samples. If the received samples did not correspond to the list, the customer was notified.

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 g. Excess material is stored for the customer as a crusher reject. The 300-g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer; the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the logbook provided for this purpose.

15.1. Gold Fire Assay AA Finish

A 29.166-g sample is weighted into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 × 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added, the sample is thoroughly mixed, allowed to settle and the gold content is determined by atomic absorption.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 2 ppb and samples assaying over 500 ppb are checked by gravimetric assay.

15.2. Gold Fire Assay Gravimetric Finish

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

15.3. Metalic sieve

The total sample is dried, crushed and pulverized then screened using a 100-mesh screen. The -100 mesh portion is mixed and assayed in duplicate by fire assay gravimetric finish as well as all of the +100 mesh portion. All individual assays are reported as well as the final calculated value.

15.4. Multi-Elements (from www.actlabs.com : Code 1E1 – *Aqua Regia* - ICP-OES)

A 0.5-g sample is digested with *aqua regia* (0.5 ml H_2O, 0.6 ml concentrated HNO_3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. The sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30-element suite. A matrix standard and blank are run every 13 samples.

Table 5: Code 1E1 Elements and Detection Limits (ppm)

Element	Detection Limit	Upper Limit	Element	Detection Limit	Upper Limit
Ag*	0.2	100	Mo*	2	10,000
Al*	0.01%		Na*	0.01%	
As*	10		Ni*	1	10,000
Ba*	1		P*	0.00%	
Be*	1		Pb*	2	5,000
Bi	10		S*	100	
Ca*	0.01%		Sb*	10	
Cd	0.5	2,000	Sc*	1	
Co*	1		Sn*	10	
Cr*	2		Ti*	0.01%	
Cu	1	10,000	V*	1	
Fe*	0.01%		W*	10	
K*	0.01%		Y*	1	
Mg*	0.01%		Zn*	1	10,000
Mn*	2	10,000	Zr*	1	

Note: * Element may only be partially extracted.

A series of USGS geochemical standards are used as controls. Digestion is near total for base metals, however will only be partial for silicates and oxides.

ITEM 16 DATA VERIFICATION

All the samples were analysed for gold via fire assay and were also analysed for multi-elements by ICP (scan 30). As a verification procedure, all the samples returning grades for gold above 500 ppb were re-analyzed by gravimetric assay. The lab results are enclosed in Appendix 6.

Also in every shipping some standards and blank samples were introduced. The four (4) types of standards used were purchased at "Rocklabs". Their grades range from 0.583 to 8.543 g/t Au. Blank samples consist of crushed (3/4) calcite and silica commonly referred to as "marble aggregate" in the landscaping industry. 30-kg bags were purchased at a local retailer in Rouyn-Noranda. Tables 6 list all the standards and blank samples used in 2008 campaigns.

Table 6: Standard and blank samples of the 2008 campaigns.

Sample	Au (g/t)	Rocklabs grade	Sample	Au (ppb)	
242678	0,80	SE19 (0,583 g/t)	245485	<5	Blank
242519	2,71	SJ22 (2,604 g/t)	242520	<5	
242589	2,64		242590	<5	
245486	1,37	SH35 (1,323 g/t)	242623	<5	
242713	8,61	SN26 (8,543 g/t)	242679	<5	
242622	8,50		242714	<5	

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

Initially, mapping and prospecting work conducted in 2007 led to the discovery of the Isabelle showing (grab sample #177525: 2.61 g/t Au). Also in 2007, eleven trenches were excavated on the best gold anomalies and geological targets. Trench TR-WB-07-001 and 002 (Isabelle showing) yielded the best gold grades with 6.48 g/t Au / 3.0 m and 4.20 g/t Au / 13.61 m respectively. An induced polarization (IP) geophysical survey centered on the Isabelle showing delineated numerous IP anomalies that may correspond to unexplained metallic occurrences.

A two hole diamond drilling program took place in the spring of 2008 on the Isabelle grid to investigate the showing at depth and its possible southwest extension. The first drill hole (WB-08-001) had intersected the showing at 35 meters depth. It returned **1.33 g/t Au / 19.0 m,** including **4.92 g/t Au / 3.0m** and it showed the same lithological unit (altered wacke) and mineralization as observed at the surface. The second drill hole (WB-08-002) was done 180 m southwest of the first one. The target was an IP anomaly possibly corresponding to the extension of the showing. The drill hole has not intersected the wacke unit. Only basalt with few meters of mineralized siltstones and QFP dykes has been intersected. The lithological characteristics of the drill hole explain the IP anomaly but the expected mineralized wacke, hosting the showing, and his contact with the basalt has been overshot. To intersect the unit hosting gold mineralization drill holes have to be done few tenth of meters southeast, on the lake where no IP anomalies have been defined due to the very strong conductivity of the lake bottom. In conclusion for the 2008 drilling campaign, only one of the two drill holes has investigated the Isabelle showing and intersects the gold mineralization. The extensions of the showing are opened in both direction and at depth.

Most of the IP anomalies on the Isabelle grid were ground-checked and explained during the 2008 geological reconnaissance program. Only the anomalies covered by thick overburden could not be explained and should be investigated by mechanical stripping or diamond drilling. The presence of outcrops with a sufficient amount of sulphides located near the IP anomalies explained the latter. Many IP anomalies were not associated with anomalous gold or base metal mineralization, however some anomalous areas allow us to define new targets. Thus, an area east of the Isabelle showing, have been highlighted by 179 ppb Au in a wacke that have many similar characteristics to the one present on the Isabelle showing. This new wacke unit, 250 m east of the showing, is associated with IP anomalies axes 400 meters long is a new target for gold mineralization.

The basalt southwest of the Isabelle showing contains several outcrops with anomalous silver and base metal values that correspond to IP anomalies is a new area of interest. Furthermore, the presence of numerous gold anomalies in till (Charbonneau, 2008) confirms the excellent potential of two new areas on the Isabelle grid.

The more basic geological reconnaissance executed in summer 2008 has also highlighted a new target located in the center of the property, approximately 6 km southwest of the OA-11 dyke. This area is dominated by a sedimentary sequence (wackes) that exhibits mineralization and alteration patterns commonly observed near gold deposits such as Eleonore (Cayer *et al.*, 2006). For example, silica, aluminosilicates, tourmaline and potassic alteration were all observed in the unit, and mineralization is dominated by arsenopyrite, followed by pyrrhotite and pyrite. Over the past years some outcrops have returned anomalous gold values. The discovery of these first gold showings (#245131 : 2.95 g/t Au ; #245093 : 0.79 g/t Au / 1.0 m), combined with these lithological characteristics, outline the excellent potential of this area for gold occurences, and warrant further geological reconnaissance work to cover the entire sedimentary unit.

The 2008 till survey highlighted the south portion of the property including the Isabelle grid. Most of the tills of this area have a low gold grains count but the HMC gold values are high (>1.0 g/t Au). This is still suggesting that there is probably a gold source on the area. In a pending report, Mr. Charbonneau of Les Consultants Inlandsis will provide more detailed information on these anomalies and most likely describe new areas of interest.

ITEM 22 RECOMMENDATIONS

Based on the encouraging results obtained from 2008 work programs, it is recommended to pursue exploration work on this property. A few areas of interest were outlined during geological reconnaissance work in the summer of 2008 that warrant further investigations during subsequent campaigns. The center area of the property, as well as the entire sedimentary unit, and areas to the southwest of the property should be the focus of a new field program and a new till survey to follow up geological and geochemical anomalies defined in 2008.

As for the Isabelle grid, further ground follow-up work and additional till sampling is also warranted on anomalies defined in 2008. Moreover, a trenching and/or diamond drilling program should be planned to investigate unexplained IP anomalies located near anomalous outcrops or those wich remain unexplained due to thick overburden. Priority should be granted to investigating the lithological contact (wacke/basalt) that corresponds to the Isabelle showing.

ITEM 23 REFERENCES

Boily, M. and Moukhsil, A., 2003. Géochimie des assemblages volcaniques de la ceinture de roches vertes de la Moyenne et de la Basse-Eastmain. Ministère des Ressources naturelles, Québec; ET 2002-05.

Card, K.D. and Ciesielski, A., 1986. DNAG No 1 Subdivisions of the Superior Province of the Canadian Shield. Geoscience Canada; Volume 13, pp. 5-13.

Cayer, A., Savard, S., Tremblay, M., Ouellette, J-F. and Archer P., 2006. Technical Report and Recommendations Summer and Fall 2005 Exploration Program, Eleonore Property, Québec. Mines d'Or Virginia inc. Ministère des Ressources naturelles, Québec ; GM 62341.

Cayer, A. and Oswald, R., 2009. Technical Report and Recommendations Spring 2008 drilling program and Summer 2008 Geological exploration program, **Wabamisk** Property, Québec. Mines Virginia inc.

Cayer, A. et Ouellette, J.F.; 2007. Technical Report and Recommendations. June-October 2006 Exploration Program. Wabamisk Property, Quebec, 2 volumes.

Charbonneau, R., 2008. Campagne de suivi et d'échantillonnage de till 2007, propriété Anatacau, Baie James, Québec, 4 pages.

Caron, K., 2006. Rapport des travaux d'exploration, Campagne été 2005, Projet Lac Anatacau (#256), Cambior, Baie James, Québec, 30 pages.

Caron, K., 2007. Rapport des travaux d'exploration, Projet Lac Anatacau (#256), Campagne été 2006, Iamgold, Baie James, Québec, 26 pages.

Eade, K.E., 1966. Fort George River and Kaniapiskau River (west half) map areas, New Quebec. Geological Survey of Canada. Memoir 339, 120 pages.

Eakins, P.R., Hashimoto, T., Carlson, E.H., 1968. Région du Grand-Détour-Lacs Village, Territoire de Mistassini et Nouveau-Québec. Ministère des Richesses naturelles du Québec; RG 136, 42 pages.

Franconi, A., 1978. La bande volcano-sédimentaire de la rivière Eastmain inférieure. Ministère des Richesses naturelles, Québec; DPV-574; 177 pages.

Frapier-Rivard, D. Ouellette, J-F., 2005. Technical Report and Recommendations, June 2005 – July 2005 Exploration Program, Wabamisk Property, Québec.

Gauthier, M. and Laroque, M., 1998. Cadre géologique, style et répartition des minéralisations métalliques de la Basse et de la Moyenne Eastmain, Territoire de la Baie de James, Quebec, 86 pages, MB 98-10.

Low, A.P., 1897. Report on explorations in the Labrador Peninsula along the Eastmain, Koksoak, Hamilton, Manicouagan, and portions of other rivers. Geological Survey of Canada; Annual Report, volume 8, part L, pages 237-239.

Mc Crea, J.G., 1936. Report on the property – Dome Mine Ltd. Ministère des Ressources naturelles, Québec; GM 9863-A, 16 pages.

Moukhsil, A. and Doucet, P. 1999. Géologie de la région des lacs Villages (33B/03). Ministère des Ressources naturelles, Québec; RG99-04, 32 pages.

Moukhsil, A., 2000. Géologie de la région des lacs Pivert (33C/08), Anatacau (33C/02), Kauputauchechun (33C/07) et Wapamisk (33C/08). Ministère des Ressources naturelles, Québec; RG 2000-04, 49 pages.

Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E. and Davis, D.W., 2002. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ministère des Ressources naturelles, Québec; ET 2002-06, 57 pages.

Oswald, 2008. Rapport géologique et recommandations. Travaux de terrain 2007. Projet Wabamisk, Québec, S.N.R.C. 33C/02. Ministère des Ressources naturelles, Québec ; GM 63606. 28 pages.

Shaw, G., 1942. Eastmain preliminary map, Quebec. Geological Survey of Canada; paper 42-10.

Tshimbalanga, S., 2008a. Levés de Polarisation Provoquée et de Magnétométrie Eastmain, propriété Anatacau, Grille Franto, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

Tshimbalanga, S.; 2008b. Levés de Polarisation Provoquée et de Magnétométrie, propriété Wabamisk, Grille Isabelle, S. N. R. C. 33C/02, Mines Virgiania Inc., 15 pages.

Vallières, M.; 1988. Des mines et des hommes : Histoire de l'industrie minérale québécoise. Les publications du Québec (Québec), 437 pages.

Item 24 Date and Signature

CERTIFICATE OF QUALIFICATIONS

I, Alain Cayer, reside at 467 Ch. Du Trappeur, St-Sauveur (Québec), J0R 1R1, and hereby certify that:

I am currently employed as Senior Project Geologist with Services Techniques Geonordic inc., 1045 ave. Larivière, Rouyn-Noranda (Québec), J9X 6V5.

I graduated from the Université du Québec à Montréal with a B.Sc. in Geology in 1998 and a M.Sc. in Earth Science in 2001.

I have been working as a geologist in mineral exploration since 1996.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 569.

I am a Qualified Person with respect to the Wabamisk Project in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Wabamisk Project since the spring of 2006.

I have visited the property from June to July 2008 while participating to the exploration program.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfill the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in St-Sauveur, Qc, this 24th day of February 2009.

Alain Cayer, M.Sc., P. Geo.

CERTIFICATE OF QUALIFICATIONS

I, Robert Oswald, reside at 914, 28th avenue Montréal (Québec), H1A 4M5, and hereby certify that:

I am currently employed as Senior Project Geologist of Services Techniques Geonordic inc., 1045 ave. Larivière, Rouyn-Noranda (Québec), J9X 6V5.

I graduated from the Université de Montréal in Montréal with a B.Sc. in Geology in 1987.

I have been working as a professional geologist, from 1987 to 1997, and since 2003 for Geonordic.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 493.

I am a Qualified Person with respect to the Corvet Est in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Wabamisk project since 2006.

I participated only in the spring drilling 2008 program. I wrote the Item 13 on the drilling program and I prepared and edited some maps of this report utilizing proprietary exploration data generated by STG for Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfil the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Montreal, Qc, this 24th day of February 2009.

"Robert Oswald"

Robert Oswald, B.Sc., P. Geo.

ILLUSTRATIONS TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at :
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(800) 476-1853
www.virginia.qc.ca
mines@virginia.qc.ca